DC1DOCS:0067876.01
          Venable, Baetjer, Howard & Civiletti, LLP
                 1201 New York Avenue, N.W.
                    Washington, DC 20005


                        March 2, 1998





By Way of EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Jonathan Gottsegen, Esquire

Re:  EROLS Internet, Inc._
     Registration Statement on Form S-1( File No. 333-41665)

Ladies and Gentlemen:

       On behalf of Erols Internet, Inc., a Delaware corporation (the "Company"), please be advised that (i) the Company has determined that it no longer is in its best interest to proceed with the offer and sale of shares of its common stock as contemplated by, and pursuant to, the above-referenced Registration Statement on Form S-1 (the "Registration Statement") filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the "Securities Act") on December 8, 1997, and
(ii) as of February 20, 1997, the Company merged with and into ENET Holding, Inc. and, thereby, became a wholly owned subsidiary of RCN Corporation. In light of the foregoing, pursuant to Rule 477(c) under the Securities Act, on behalf of the Company, I hereby request that the Registration Statement be withdrawn as promptly as is practicable.

     In connection with this request, please also be advised that the Company (i) has not and will not act to proceed with any offering; (ii) has not and will not engage in selling efforts; (iii) is aware of no selling efforts by
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Securities and Exchange Commission
March 2, 1998
Page 2



others; and (iv) has not and will not make any sales of securities pursuant to the Registration Statement.

      If you have any questions concerning this request, kindly telephone the undersigned at (202) 962-4905 or, in my absence, Andrea S. Kaufman of this firm at (202) 216-8106.

      Kindly acknowledge receipt and acceptance of this transmission by notifying the person indicated in the "Notify" line in the submission header of the above-referenced filing.

Very truly yours,

/s/ Anita J. Finkelstein
Anita J. Finkelstein

cc:Dennis J. Spina
   Andrea S. Kaufman
   John L. Sullivan
   Nathan Schipper
   Kameron K. Rabenou
   Richard K. Prins
   Randi-Jean Hedin
   Christina L. Mack
   National Association of Securities Dealers, Inc.